November 26, 2024

James Hayward
Chief Executive Officer
Applied DNA Sciences, Inc.
50 Health Sciences Drive
Stony Brook, New York 11790

       Re: Applied DNA Sciences, Inc.
           Registration Statement on Form S-1
           Filed November 19, 2024
           File No. 333-283315
Dear James Hayward:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jane Park at 202-551-7439 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Todd Kornfeld, Esq.